Contact:
Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

FOR IMMEDIATE RELEASE

51job, Inc. Reports Fourth Quarter and Fiscal Year 2007 Financial Results

SHANGHAI, China, March 3, 2008 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2007 and for the fiscal year ended December 31, 2007.

Fourth Quarter 2007 Financial Highlights:
● ● ● ● ●	Total revenues increased 24.8% over Q4 2006 to RMB213.6 million (US$29.3 million), within the Company’s guidance range of RMB205 to RMB215 million
 Gross margin improved to 55.8% from 54.2% in Q4 2006
 Operating income grew 47.0% over Q4 2006 to RMB30.1 million (US$4.1 million)
 Fully diluted earnings per common share were RMB0.37 (US$0.10 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.63 (US$0.17 per ADS), exceeding the Company’s guidance range of RMB0.47 to RMB0.57
Fiscal Year 2007 Financial Highlights:
● ● ● ● ●	Total revenues increased 21.0% over 2006 to RMB844.3 million (US$115.7 million)
 Gross margin improved to 56.3% from 55.4% in 2006
 Operating income increased 31.1% over 2006 to RMB150.3 million (US$20.6 million)
 Fully diluted earnings per common share were RMB1.96 (US$0.54 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted income grew 15.6% over 2006 to RMB158.7 million (US$21.8 million) and non-GAAP adjusted fully diluted earnings per common share were RMB2.80 (US$0.77 per ADS)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Through our persistent focus on product innovation and execution of customer acquisition strategies, we are pleased to deliver to shareholders our fifth consecutive year of increased revenue and profitability. We are confident in our leadership position in the Chinese online recruitment market as our online services business continued to achieve robust growth in 2007. Combined with improved performance of our print advertising business and greater contribution from our training and outsourcing services, we ended the year on a solid note.”

“2008 marks 51job’s tenth year in operation and we believe that our business fundamentals are stronger than ever. Our unmatched competitive advantages in breadth of services, product effectiveness and geographic reach uniquely position us to take advantage of the dynamic HR services market in China,” said Mr. Yan.

Fourth Quarter 2007 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2007 were RMB213.6 million (US$29.3 million), an increase of 24.8% from RMB171.1 million for the same quarter in 2006.

Print advertising revenues for the fourth quarter of 2007 increased 9.2% to RMB95.4 million (US$13.1 million) compared with RMB87.4 million for the same quarter in 2006. The increase was primarily the result of a greater volume of advertisements in 51job Weekly which was partially offset by lower average revenue per page. The estimated number of print advertising pages generated in the fourth quarter of 2007 grew 20.8% to 3,962 compared with 3,281 pages in the same quarter in 2006. Average revenue per page in the fourth quarter of 2007 decreased 9.6% over the same quarter in 2006 due to growing revenue contribution from lower priced cities.

Online recruitment services revenues for the fourth quarter of 2007 were RMB76.9 million (US$10.5 million), representing a 31.2% growth from RMB58.6 million for the same quarter of the prior year. The increase was mainly attributable to growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased 29.7% to 57,565 in the fourth quarter of 2007 compared with 44,377 in the same quarter of the prior year.

Executive search revenues for the fourth quarter of 2007 decreased 27.2% to RMB4.0 million (US$0.5 million) from RMB5.5 million for the same quarter in 2006 due to fewer candidate placements. For the fourth quarter of 2007, other human resource related revenues grew 90.2% to RMB37.3 million (US$5.1 million) from RMB19.6 million in the fourth quarter of 2006 principally due to greater customer demand for corporate training and human resource outsourcing services.

Gross profit for the fourth quarter of 2007 was RMB112.8 million (US$15.5 million), representing an increase of 28.4% from RMB87.9 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, was 55.8% in the fourth quarter of 2007 compared with 54.2% in the same quarter in 2006.
Operating expenses for the fourth quarter of 2007 increased 22.8% to RMB82.8 million (US$11.3 million) from RMB67.4 million for the same quarter of 2006 due primarily to higher sales and marketing expenses. Operating expenses as a percentage of net revenues was 40.9% for the fourth quarter of 2007 compared with 41.6% for the fourth quarter of 2006. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 37.9% in the fourth quarter of 2007, unchanged from the fourth quarter of 2006.

Sales and marketing expenses for the fourth quarter of 2007 increased 32.6% to RMB54.7 million (US$7.5 million) from RMB41.2 million for the same quarter of the prior year primarily due to additional sales personnel hired in 2007, higher commission and bonus payments, and increased advertising and promotion expenses.

General and administrative expenses for the fourth quarter of 2007 was RMB28.1 million (US$3.9 million) compared with RMB26.2 million in the fourth quarter of 2006 primarily due to higher professional services fees.

Income from operations for the fourth quarter of 2007 increased 47.0% to RMB30.1 million (US$4.1 million) from RMB20.4 million for the same quarter of the prior year. The Company’s effective tax rate increased to 30.3% in the fourth quarter of 2007 compared with 16.6% in the fourth quarter of the prior year due to the expiration of certain tax exemptions in 2007.

Net income for the fourth quarter of 2007 increased 6.6% to RMB21.1 million (US$2.9 million) from RMB19.8 million for the same quarter in 2006. Fully diluted earnings per common share for the fourth quarter of 2007 were RMB0.37 (US$0.05) compared with RMB0.35 for the same quarter in 2006. Fully diluted earnings per ADS for the fourth quarter of 2007 were RMB0.74 (US$0.10) compared with RMB0.70 in the fourth quarter of 2006.

In the fourth quarter of 2007, the Company recognized total share-based compensation expense of RMB7.3 million (US$1.0 million) compared with RMB7.2 million in the fourth quarter of 2006. The Company also recognized a foreign currency translation loss of RMB7.4 million (US$1.0 million) in the fourth quarter of 2007 compared with a translation loss of RMB3.5 million in the fourth quarter of 2006 resulting from the appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted income for the fourth quarter of 2007 increased 17.6% to RMB35.8 million (US$4.9 million) from RMB30.5 million for the fourth quarter of 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB0.63 (US$0.09) in the fourth quarter of 2007 compared with RMB0.54 in the fourth quarter of 2006. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2007 were RMB1.26 (US$0.17) compared with RMB1.08 in the fourth quarter of 2006.

Fiscal Year 2007 Unaudited Financial Results

Total revenues for 2007 were RMB844.3 million (US$115.7 million), an increase of 21.0% from RMB697.9 million in 2006. Income from operations for 2007 increased 31.1% to RMB150.3 million (US$20.6 million) from RMB114.7 million for 2006.

The estimated number of print advertising pages generated in 2007 increased 31.4% to 16,568 from 12,609 estimated pages in 2006. Unique employers using the Company’s online recruitment services grew 25.6% to 94,125 in 2007 from 74,950 in 2006. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total.

Net income for 2007 increased 11.7% to RMB111.0 million (US$15.2 million) compared with RMB99.3 million for 2006. Fully diluted earnings per common share for 2007 increased to RMB1.96 (US$0.27) from RMB1.76 in 2006. Fully diluted earnings per ADS for 2007 were RMB3.92 (US$0.54) compared with RMB3.52 in 2006.

Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted income for 2007 increased 15.6% to RMB158.7 million (US$21.8 million) from RMB137.3 million for 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB2.80 (US$0.38) for 2007 compared with RMB2.43 for 2006. Non-GAAP adjusted fully diluted earnings per ADS in 2007 were RMB5.61 (US$0.77) compared with RMB4.87 in 2006.

As of December 31, 2007, the Company’s cash balance was RMB1.0 billion (US$138.1 million) compared with RMB868.7 million at December 31, 2006.

Business Outlook

For the first quarter of 2008, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB220 million to RMB230 million (US$30.2 million to US$31.5 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2008 is in the estimated range of RMB0.42 to RMB0.52 per common share (US$0.12 to US$0.14 per ADS). This non-GAAP target excludes any financial impact that may arise related to the investigation of a third party contractor described below. The Company expects aggregate share-based compensation expense in the first quarter of 2008 to be approximately RMB7 million.

Investigation of Third Party Contractor

In January 2008, the Company identified some irregularities and non-compliance to contract terms by a third party which provided services to the Company in connection with the Company’s human resource outsourcing operations in Beijing. The Company has terminated its relationship with the third party contractor without any service disruptions and without prejudice to the Company’s right to seek legal remedies against this contractor. The Company is currently investigating the matter with the assistance of local authorities and exploring all legal options available to the Company. The outcome of the investigation is not known at this stage, but based on its preliminary assessment, the Company currently estimates there could be a potential financial impact of up to RMB9 million (US$1.2 million) should the Company be unable to recover funds from the contractor and be liable for the loss. The period in which the potential loss, if any, that will be recorded related to this matter is currently uncertain and may affect results in 2007 and/or 2008.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.2946 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2007.

Conference Call Information

Management of 51job will host a conference call at 8:00 p.m. Eastern Time on March 3, 2008 (9:00 a.m. Shanghai / Hong Kong time zone on March 4, 2008) to discuss fourth quarter and fiscal year 2007 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-499-7921 (+1-719-325-2362 for international callers) and provide the passcode 4500478. An audio replay of the conference call will be available three hours after completion through March 10, 2008, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 4500478.

Note to Financial Statements and Information

The unaudited financial statements and information disclosed in this press release are preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2007 is currently in progress and adjustments to the financial statements may be identified when the audit process is completed. As a result, the audited financial statements could be materially different from the preliminary unaudited financial information contained in this press release. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company currently makes no representation as to the effectiveness of those internal controls as of December 31, 2007.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2007, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2008; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2008 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	December 31,
	2006	December 31, 2007	December 31, 2007
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	87,419	95,430	13,082
Online recruitment services	58,616	76,882	10,539
Executive search	5,450	3,966	544
Other human resource related revenues	19,626	37,325	5,117
Total revenues	171,111	213,603	29,282
Less: Business and related tax	(8,922)	(11,327)	(1,553)
Net revenues	162,189	202,276	27,729
Cost of services (Note 2)	(74,310)	(89,439)	(12,261)
Gross profit	87,879	112,837	15,468
Operating expenses:
Sales and marketing (Note 3)	(41,220)	(54,674)	(7,495)
General and administrative (Note 4)	(26,218)	(28,107)	(3,853)
Total operating expenses	(67,438)	(82,781)	(11,348)
Income from operations	20,441	30,056	4,120
Loss from foreign currency translation	(3,460)	(7,396)	(1,014)
Interest and investment income	5,703	6,759	927
Other income	1,059	831	114
Income before provision for income tax	23,743	30,250	4,147
Income tax expense	(3,949)	(9,153)	(1,255)
Net income	19,794	21,097	2,892
Earnings per share:
Basic	0.35	0.37	0.05
Diluted	0.35	0.37	0.05
Earnings per ADS (Note 5):
Basic	0.71	0.75	0.10
Diluted	0.70	0.74	0.10
Weighted average number of common shares outstanding:
Basic	56,068,092	56,457,123	56,457,123
Diluted	56,466,756	56,706,721	56,706,721

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,201 and RMB1,279 (US$175) for the three months ended December 31, 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB1,032 and RMB1,100 (US$151) for the three months ended December 31, 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB4,939 and RMB4,946 (US$678) for the three months ended December 31, 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Year Ended
	December 31,
	2006	December 31, 2007	December 31, 2007
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	389,535	430,621	59,033
Online recruitment services	219,794	282,688	38,753
Executive search	19,938	16,086	2,205
Other human resource related revenues	68,586	114,871	15,747
Total revenues	697,853	844,266	115,738
Less: Business and related tax	(38,010)	(44,982)	(6,166)
Net revenues	659,843	799,284	109,572
Cost of services (Note 2)	(294,068)	(349,022)	(47,847)
Gross profit	365,775	450,262	61,725
Operating expenses:
Sales and marketing (Note 3)	(136,770)	(181,230)	(24,844)
General and administrative (Note 4)	(114,322)	(118,692)	(16,271)
Total operating expenses	(251,092)	(299,922)	(41,115)
Income from operations	114,683	150,340	20,610
Loss from foreign currency translation	(9,440)	(18,134)	(2,486)
Interest and investment income	20,744	24,635	3,377
Other income	1,914	1,793	245
Income before provision for income tax	127,901	158,634	21,746
Income tax expense	(28,560)	(47,673)	(6,535)
Net income	99,341	110,961	15,211
Earnings per share:
Basic	1.79	1.97	0.27
Diluted	1.76	1.96	0.27
Earnings per ADS (Note 5):
Basic	3.58	3.94	0.54
Diluted	3.52	3.92	0.54
Weighted average number of common shares outstanding:
Basic	55,422,447	56,279,193	56,279,193
Diluted	56,409,260	56,631,598	56,631,598

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB4,621 and RMB4,931 (US$676) for 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB3,972 and RMB4,241 (US$581) for 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB19,926 and RMB20,479 (US$2,807) for 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31,
	2006	December 31, 2007	December 31, 2007
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	23,743	30,250	4,147
Add back: Share-based compensation expense	7,172	7,325	1,004
Add back: Loss from foreign currency translation	3,460	7,396	1,014
Non-GAAP income before provision for income tax	34,375	44,971	6,165
Non-GAAP income tax expense	(3,919)	(9,156)	(1,255)
Non-GAAP adjusted income	30,456	35,815	4,910
Non-GAAP adjusted earnings per share:
Basic	0.54	0.63	0.09
Diluted	0.54	0.63	0.09
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.09	1.27	0.17
Diluted	1.08	1.26	0.17
Weighted average number of common shares outstanding:
Basic	56,068,092	56,457,123	56,457,123
Diluted	56,466,756	56,706,721	56,706,721

	For the Year Ended
	December 31,
	2006	December 31, 2007	December 31, 2007
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	127,901	158,634	21,746
Add back: Share-based compensation expense	28,519	29,651	4,065
Add back: Loss from foreign currency translation	9,440	18,134	2,486
Non-GAAP income before provision for income tax	165,860	206,419	28,297
Non-GAAP income tax expense	(28,556)	(47,686)	(6,537)
Non-GAAP adjusted net income	137,304	158,733	21,760
Non-GAAP adjusted earnings per share:
Basic	2.48	2.82	0.39
Diluted	2.43	2.80	0.38
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.95	5.64	0.77
Diluted	4.87	5.61	0.77
Weighted average number of common shares outstanding:
Basic	55,422,447	56,279,193	56,279,193
Diluted	56,409,260	56,631,598	56,631,598

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2006	2007	2007
(In thousands, except number of shares)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	868,698	1,007,520	138,119
Accounts receivable (net of allowance of RMB2,612 and RMB3,879 as of December 31, 2006 and 2007, respectively)	28,431	29,706	4,072
Prepayments and other current assets	18,064	33,132	4,542
Deferred tax assets, current	4,383	2,516	345
Total current assets	919,576	1,072,874	147,078
Long-term investments	—	8,788	1,205
Property and equipment	194,315	205,984	28,238
Intangible assets	9,363	6,869	942
Other long-term assets	3,857	5,031	690
Deferred tax assets, non-current	504	1,206	164
Total assets	1,127,615	1,300,752	178,317
LIABILITIES
Current liabilities:
Accounts payable	9,692	9,804	1,344
Due to related parties	464	—	—
Salary and employee related accrual	26,677	29,064	3,984
Taxes payable	23,751	33,355	4,573
Advance from customers	57,930	75,535	10,355
Other payables and accruals	20,561	18,559	2,544
Total current liabilities	139,075	166,317	22,800
Deferred tax liabilities, non-current	122	516	72
Total liabilities	139,197	166,833	22,872
Commitments and contingencies	—	—	—
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,119,761 and 56,519,471 shares issued and outstanding as of December 31, 2006 and 2007, respectively)	46	47	6
Additional paid-in capital	859,899	894,019	122,559
Statutory reserves	4,849	5,991	821
Other comprehensive gain	261	680	93
Retained earnings	123,363	233,182	31,966
Total shareholders’ equity	988,418	1,133,919	155,445
Total liabilities and shareholders’ equity	1,127,615	1,300,752	178,317

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.2946 on December 31, 2007 in The City of
New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.